EXTENSION OF MATURITY DATE RIDER


BENEFIT. This rider allows for the Death Benefit to continue beyond the Maturity Date shown on the Policy Schedule. If all past due monthly deductions have been paid, this Policy will continue in force beyond the Maturity Date until the death of the last of the Insureds or the date that We receive Your request to surrender the Policy for its Cash Surrender Value.

No other riders will continue past the original Policy Maturity Date as a result of extending the Maturity Date under this rider.

The Death Benefit after the Maturity Date will be the Accumulation Value, less any Indebtedness. Monthly deduction amounts will no longer be deducted from the Accumulation Value, and additional Premiums will not be accepted.

Interest on loans, if any, will continue to accrue and will be added to the total Indebtedness. Loan repayments will be accepted.

All other Policy provisions relating to payment of the Death Benefit apply as described in this rider.

                               GENERAL PROVISIONS

CONSIDERATION - The consideration for issuing this rider is the application. This rider is made a part of the Policy to which it is attached. The applicable Policy provisions apply to this rider, except as otherwise stated.

EFFECTIVE DATE - The effective date of this rider will be the effective date of the Policy unless otherwise stated on the Policy Schedule.






                   BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA

                                   [Signature]
                              ----------------------
                                    Secretary